August 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Digital World Acquisition Corp.

Registration Statement on Form S-1

Filed May 26, 2021, as amended

File No. 333-256472

Ladies and Gentlemen:

On August 3, 2021, the undersigned requested that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. ET on Thursday, August 5, 2021, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

Very truly yours,

DIGITAL WORLD ACQUISITION CORP.

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: Chief Executive Officer